EXHIBIT 99.1

2016 Annual General Meeting

Hamilton, Bermuda, July 11, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP advises that its 2016 Annual General Meeting will be held on September 28, 2016.  The record date for voting at the Annual General Meeting is set to August 3, 2016.  The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Partners LP

Hamilton, Bermuda

July 11, 2016

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913